Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, New York 10019
Tel. # 347-821-3452

March 1, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549
Attn: Craig Arakawa

Re:	Amincor, Inc.
Registration Statement on Form 10 A1
Filed October 4, 2010
SEC Comment Letter dated November 3, 2010
File No. 000-49669

Dear Mr. Arakawa:

Pursuant to your request, we are replying herewith to comments 40 to 54 inclusive relating to Amincor, Inc’s October 19, 2010 Form 8-K filings as referenced in the Commission’s comment letter dated November 3, 2010. We have set forth below comments 40 to 54 in the Commissions November 3, 2010 letter and our responses to such comments.

Form 8-K filed October 19, 2010

Acquisition of Masonry Supply Holding Corp.

Item2.01 - Completion of Acquisition or Disposition of Assets

40.
Your disclosures under this heading indicate that you purchased all of the issued and outstanding shares of Masonry Supply Holding Corp.  However, the financial statements you provided under Item 9.01 are those of its subsidiary, Imperia Masonry Supply Corp.  Please provide the audited financial statements required by Rule 8-04 of Regulation S-X for the business you acquired.

ANSWER:

On December 8, 2009, Masonry Supply Holding Corp. acquired all of the issued and outstanding shares of Imperia Masonry Supply Corp., which was an inactive company with no assets or liabilities as of that date.

As of December 31, 2009, Imperia Masonry Supply Corp. acquired the business of Imperia Bros., Inc. as the assignee of the related party lenders (Capstone Capital Group I, LLC and Capstone Business Credit, LLC) pursuant to a strict foreclosure agreement.

Item 9.01(a) of the Form 8-K filed October 19, 2010 for the Acquisition of Masonry Supply Holding Corp. refers to the financial statements of Imperia Masonry Supply Corp., a wholly owned subsidiary of Masonry.  Masonry Supply Holding Corp. has no assets or liabilities besides its investment in Imperia Masonry Supply Corp.

The Company will include the audited financial statements of Masonry Supply Holding Corp. and its subsidiary, Imperia Masonry Supply Corp. as required by Rule 8-04 of Regulation S-X in an Amended Form 8-K.  Such audited financial statements will consist of the consolidated balance sheet of Masonry Supply Holding Corp. and Subsidiary (“Successor Companies”) and the related consolidated statement of stockholders’ equity as of December 31, 2009, the consolidated balance sheet of Imperia Bros. Inc. and Subsidiary (“Predecessor Companies”) as of December 31, 2008 and the related consolidated statements of operations, changes in equity (deficit), and cash flows of Imperia Bros. Inc. and Subsidiary for the years ended December 31, 2009 and 2008.

Form 8-K filed October 19, 2010

Acquisition of Masonry Supply Holding Corp.

Financial Statements

Report of Independent Certified Public Accountants, page 1

41.	Please address the following points concerning the audit report filed for the Imperia Masonry Supply Corp. financial statements:

•
Your auditors do not reference the balance sheet of Imperia Bros. Inc and Subsidiary as of December 31, 2008 in the scope paragraph of their report. Please obtain and file an audit report which reflects the proper balance sheet date that has been audited by your auditors.

•
We note that your auditors do not make reference to the conduct of their audit in accordance with the standards of the PCAOB.  We expect you will need to obtain and file an audit report with reference to these standards.

ANSWER:

•
Our auditors will modify the scope paragraph of their report to reference the consolidated balance sheet of Masonry Supply Holding Corp. and Subsidiary (“Successor Companies”) and the related statement of stockholders’ equity as of December 31, 2009, the consolidated balance sheet of Imperia Bros. Inc. and Subsidiary (“Predecessor Companies”) as of December 31, 2008 and the related consolidated statements of operations, changes in equity (deficit), and cash flows of Imperia Bros. Inc. and Subsidiary for the years ended December 31, 2009 and 2008 in an amended Form 8-K.

•
Our auditors are registered with the PCAOB; however, by reference to paragraph 4110.5 of the Division of Corporation Finance Financial Reporting Manual, they believed that the auditors’ report on financial statements of a non-issuer filed to satisfy the requirements of Regulation S-X, item 3-05 (or the corresponding item 8-04 for smaller reporting companies) need not refer to the standards of the PCAOB.  Nevertheless, our auditors will refer to the conduct of their audit in accordance with the standards of the PCAOB in their report in the amended Form 8-K referenced above.

Form 8-K filed October 19, 2010

Acquisition of Masonry Supply Holding Corp.

Note 3 - Acquisition, page 11

42.
We note your disclosures indicating that in 2009, Imperia Bros. defaulted on its loan agreements with certain parties related to Imperia Masonry Supply Corp., who in turn exercised their rights as secured lenders and foreclosed on all of the assets of Imperia Bros on December 31, 2009.  We see that the rights to these assets were assigned by the related party lender to Imperia Masonry Supply Corp.  Please address the following points:

•	Please disclose the names of the related party lender and describe the relationship between the lender and Imperia Masonry Supply Corp.

•	Please quantify the amounts owed by Imperia Bros. under these defaulted loans immediately prior to the foreclosure.

ANSWER:

•	The names of the related party lenders are Capstone Business Credit, LLC (CBC) and Capstone Capital Group I, LLC. (CCGI). Imperia Masonry Supply Corp. is the assignee of CBC and CCGI, as follows:

•	CBC and CCGI are owned by Messrs. Joseph F. Ingrassia and John R. Rice, III.

•	Imperia Masonry Supply Corp. is the assignee of the rights, title and interest in the loans made to Imperia Bros. by CBC and CCGI.

•	Capstone Cayman Special Purpose Fund, LP (CCSPF) and Capstone Special Purpose Fund, LP (CSPF) were lenders to CBC and CCGI.

•	CCSPF is the owner of Hammond Investments, Ltd. (Hammond).

•	Hammond (as a subsidiary to CCSPF) and CSPF, as secured lenders to CBC and CCGI have the rights to the assets of Imperia Bros., upon foreclosure by CBC and CCGI.

•
Imperia Bros. owed approximately $22,636,000 under the defaulted loans immediately prior to the foreclosure.  As of December 31, 2009, approximately $22,256,000 was owed to CCGI under a purchase order financing and an inventory loan agreement and approximately $380,000 was owed to CBC under an equipment loan agreement.

43.
We see that Imperia Masonry Supply Corp has accounted for the acquisition of the assets and liabilities of Imperia Bros as a business combination with a purchase price of $2.76 million.  Please tell us how you determined the purchase price and how you applied FASB ASC paragraph 805-10-55-20 through 21 in determining whether any gain or loss should be recognized as a result of the settlement of the preexisting relationship between the lender and Imperia Bros.

ANSWER:

Prior to December 31, 2009, Imperia Bros., Inc. (“Imperia Bros.”) was indebted to two related party lenders (Capstone Capital Group I, LLC and Capstone Business Credit, LLC).  Imperia Bros. debt was collateralized by substantially all of its assets.  Due to Imperia Bros. failure to make its required repayments, the lenders acquired the assets upon foreclosure on the debt.

Imperia Masonry Supply Corp. was formed for the purpose of continuing to operate Imperia Bros. business with the assets acquired from the foreclosure.  Imperia Masonry Supply Corp.’s enterprise value was determined to be $2.76 million by independent valuation experts.  Thus, the $2.76 million enterprise value represents the value the assets contributed to Imperia Masonry Supply Corp.’s business and therefore constitutes the value of the equity.

Capstone Capital Group I, LLC and Capstone Business Credit, LLC acquired the assets and assumed liabilities of Imperia Bros. to settle a preexisting loan relationship at the fair value of those net assets.  Therefore, the recorded equity of Imperia Masonry Supply Corp. reflects the fair value of the amounts received on the settlement of debt and includes the losses that the lenders incurred on settlement.  In this way, the losses sustained by the lenders are reflected in the fair value of the assets contributed to Imperia Masonry Supply Corp. (the “acquirer”).  Therefore, the losses, based on fair value, have been recognized by former creditors of Imperia Bros. in accordance with FASB ASC paragraph 805-10-55-20 through 21.

Effective Settlement of a Preexisting Relationship Between the Acquirer and Acquiree in a Business Combination

55-20 The acquirer and acquiree may have a relationship that existed before they contemplated the business combination, referred to here as a preexisting relationship. A preexisting relationship between the acquirer and acquiree may be contractual (for example, vendor and customer or licensor and licensee) or noncontractual (for example, plaintiff and defendant).

55-21 If the business combination in effect settles a preexisting relationship, the acquirer recognizes a gain or loss, measured as follows:

a.	For a preexisting noncontractual relationship, such as a lawsuit, fair value.

b.	For a preexisting contractual relationship, the lesser of the following:

1.
The amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items. An unfavorable contract is a contract that is unfavorable in terms of current market terms. It is not necessarily a loss contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

2.
The amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable.  If this amount is less than the amount in (b)(1), the difference is included as part of the business combination accounting.

Form 8-K filed October 19, 2010

Acquisition of Baker's Pride, Inc.

Financial Statements

Note 3 - Acquisition

44.
Please tell us why you have not included predecessor financial information for the period from January 1, 2008 to August 28, 2008 in presenting the financial statements required by Rule 8-02 of Regulation S-X.

ANSWER:

The financial statements for the period from January 1, 2008 to August 28, 2008 are not presented because the predecessor did not maintain sufficient and reliable accounting records for the preparation of financial statements.  In addition to the fact that financial statements cannot be prepared, the Company has considered other matters that support treating Baker’s Pride as a business with an inception date of August 28, 2008.  Those considerations are:

1.
Similarity to a reorganization.  Although the business did not emerge from a bankruptcy, a driving factor behind the takeover of the Baker’s Pride business was its dire financial circumstances evidenced by its inability to sustain operations.

2.
Status as a troubled debt restructuring.  Capstone Capital Group I, LLC and Capstone Business Credit, LLC (the “lenders”), by necessity, deemed that taking over the business was the only reasonable option for protecting or recovering any portion of their loans.  These circumstances are mentioned in ASC 470-60-15-6, which includes the statement: “Although troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the debtor is, in a technical sense, not restructured, that kind of event is included in the term troubled debt restructuring in this Subtopic.”

Form 8-K filed October 19, 2010

Acquisition of Baker's Pride, Inc.

Financial Statements

Note 3 - Acquisition

45.
We note your disclosures indicating that The Baking Company of Burlington, LLC ("TBC") defaulted on its loan agreements with a related party lender of Baker's Pride, Inc., and that these secured lenders foreclosed on all of the assets of TBC in 2008.  We understand that rights to these assets were assigned by the related party lender to Baker's Pride.  Please address the following points:

•	Disclose the names of the related party lender and describe the relationship between the lender and Baker's Pride.

•	Quantify the amounts owed by TBC under these defaulted loans prior to the foreclosure.

ANSWER:

•	The names of the related party lenders are Capstone Business Credit, LLC (CBC) and Capstone Capital Group I, LLC. (CCGI). Baker’s Pride is the assignee of CBC and CCGI, as follows:

♦	CBC and CCGI are owned by Messrs. Joseph F. Ingrassia and John R. Rice, III.

♦	Baker’s Pride is the assignee of the rights, title and interest in the loans made to TBC by CBC and CCGI.

♦	Capstone Cayman Special Purpose Fund, LP (CCSPF) and Capstone Special Purpose Fund, LP (CSPF) were lenders to CBC and CCGI.

♦	CCSPF is the owner of Hammond Investments, Ltd. (Hammond).

♦	Hammond (as a subsidiary to CCSPF) and CSPF, as secured lenders to CBC and CCGI have the rights to the assets of TBC, upon foreclosure by CBC and CCGI.

•
TBC owed approximately $33 million under the defaulted loans immediately prior to the takeover.  As of the date the business was taken over, approximately $11 million was owed to CCGI under a purchase order financing agreement and approximately $22 million was owed to CBC per various note and loan agreements entered into 2007.

Form 8-K filed October 19, 2010

Acquisition of Baker's Pride, Inc.

Financial Statements

Note 3 - Acquisition

46.
We see that Baker's Pride has accounted for the acquisition of the assets and liabilities of TBC as a business combination and determined the purchase price to be $15.3 million.  Please tell us how you determined the purchase price and how you applied FASB ASC paragraph 805-10-55-20 through 21 in determining whether any gain or loss should be recognized as a result of the settlement of the preexisting relationship between the lender and Baker's Pride.

ANSWER:

Prior to its being taken over, The Baking Company of Burlington, LLC ("TBC") was indebted to  Capstone Capital Group I, LLC and Capstone Business Credit (the “Lenders”). TBC’s debt was collateralized by substantially all of its assets.  Due to TBC’s failure to make its required repayments, the Lenders acquired the assets upon foreclosure on the debt.

Baker’s Pride was formed for the purpose of continuing to operate TBC’s business with the assets acquired from the foreclosure.  Baker’s Pride’s enterprise value was determined to be $15.3 million by independent valuation experts.  Thus, the $15.3 million enterprise value represents the value the assets contributed to Baker’s Pride’s business and therefore constitutes the value of the equity.

The Lenders acquired the assets of TBC to settle a preexisting loan relationship at the fair value of those net assets.  Therefore, the recorded equity of Baker’s Pride, reflects the fair value of amounts received on the settlement of debt and includes the losses that the Lenders incurred on settlement.  In this way, the losses sustained by the Lenders are reflected in the fair value of the assets contributed to Baker’s Pride (the “acquirer”).  Therefore, the losses, based on fair value, have been recognized by the former creditors of TBC in accordance with FASB ASC paragraph 805-10-55-20 through 21.

Effective Settlement of a Preexisting Relationship Between the Acquirer and Acquiree in a Business Combination

55-20 The acquirer and acquiree may have a relationship that existed before they contemplated the business combination, referred to here as a preexisting relationship. A preexisting relationship between the acquirer and acquiree may be contractual (for example, vendor and customer or licensor and licensee) or noncontractual (for example, plaintiff and defendant).

55-21 If the business combination in effect settles a preexisting relationship, the acquirer recognizes a gain or loss, measured as follows:

a.	For a preexisting noncontractual relationship, such as a lawsuit, fair value.

b.	For a preexisting contractual relationship, the lesser of the following:

1.
The amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items. An unfavorable contract is a contract that is unfavorable in terms of current market terms. It is not necessarily a loss contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

2.
The amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable.  If this amount is less than the amount in (b)(1), the difference is included as part of the business combination accounting.

Form 8-K filed October 19, 2010

Acquisition of Epic Sports International, Inc.

Financial Statements

Note 1 – Organization and Nature of Business

47.
We note your disclosures describing the formation of the company, stating "Klip America, Inc. was incorporated on August 12, 2002, in the state of Nevada, pursuant to an agreement dated September 18, 2008 with Capstone Capital Group I, LLC."  Please explain how the September 18, 2008 agreement with Capstone Capital Group I, LLC contributed to the incorporation of Klip America, Inc. on August 12, 2002.

ANSWER:

There were typographical errors in the first two sentences of the disclosure to which you refer.  The Company will file an amended Form 8-K with corrections to these sentences as follows:

Klip America, Inc. (“Klip” or the “Company”) was incorporated on August 12, 2002, in the state of Nevada.  Pursuant to an agreement dated September 18, 2008 with Capstone Capital Group I, LLC (“Capstone”), Klip issued 20,000 shares of Convertible Series A Preferred Stock to Universal Apparel Holdings, Inc. (“UAH”), which is related to Capstone.  As a result of this preferred stock issuance, UAH became an 80% owner of the Company, with the remaining equity held by the original owner of the Company.

Form 8-K filed October 19, 2010

Acquisition of Epic Sports International, Inc.

Financial Statements

Note 3 - Business Combinations

48.
We note your disclosures related to the acquisition of Klip America by Universal Apparel Holdings, Inc. ("UAH") on September 18, 2008 and understand that this transaction was accounted for as a business combination.  Please address the following points:

•	Disclose the consideration paid by UAH in completing this transaction.

•	Tell us how the cost of the acquired entity was determined in compliance with paragraphs 20 through 23 of SFAS 141.

•	Disclose the methods used in determining the estimated fair value of the assets acquired and liabilities assumed.

ANSWER:

•
On September 18, 2008, Klip America, Inc. (“Klip”) was indebted to Capstone Capital Group I, LLC (CCGI).  Klip’s debt was collateralized by substantially all of its assets.  Due to Klip’s failure to make its required repayments, Klip was reorganized to give Universal Apparel Holdings, Inc. ("UAH"), which was owned 25% by Capstone Special Purpose Fund, LP and 75% owned by Hammond Investments, Ltd a wholly owned subsidiary of Capstone Cayman Special Purpose Fund, LP an 80% equity interest in Klip to partially satisfy its debt to CCGI.  As a result, CCGI incurred a loss of approximately $3.1 million on its loan receivable from Klip.  Conversely, CCGI’s funding source and owner of UAH received an 80% equity interest in Klip through the ownership of UAH.

•
The new cost basis of Klip was the enterprise value of the business as determined by independent valuation experts.  The independent valuation experts determined that Klip’s enterprise value which represents the fair value of the net assets of Klip immediately prior to its acquisition and recapitalization by UAH.

In applying the requirements of paragraphs 20 through 23 of SFAS 141 we note that Klip was a private company at the time of its acquisition, there was and is no market for any equity securities, and equity securities were not otherwise traded.  Therefore, there are no quoted market prices and the best and only measure of the fair value of Klip’s equity is the expert’s valuation.  Paragraphs 6, 22 and 23 of SFAS 141 acknowledge that such a situation may exist.

Excerpt from paragraph 22, referring to paragraph 6:

“The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6).”

Paragraph 6:

6. Exchange transactions in which the consideration given is cash are measured by the amount of cash paid.  However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable (Opinion 16, paragraph 67).

Paragraph 23:

23. If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity securities distributed to effect an acquisition may provide evidence of the total fair value received (Opinion 16, paragraph 75).

•	The estimated fair value of the assets acquired and liabilities assumed was determined by independent valuation experts.

Form 8-K filed October 19, 2010

Acquisition of Epic Sports International, Inc.

Financial Statements

Note 9 – Loan Payable

49.
We note your disclosures indicating that you converted all of your related party debt into equity of the company.  However, your Statement of Stockholders' Equity indicates that you did not issue any shares associated with this "conversion."  Please identify the related party lenders and quantify their equity ownership in the company prior to the "conversion."

ANSWER:

No new shares were issued as a result of the conversion.  The share issuance had been agreed upon by the parties in advance of the conversion of the debt.  The formula for the conversion  was the same formula that was used in determining the payment in kind made to the creditors and limited partners of the Funds.

The related party lender was Capstone Capital Group I, LLC and the amount converted to equity was $4,402,484.

Form 8-K filed October 19, 2010

Acquisition of Tyree Holdings Corp.

Financial Statements

Note 3 - Acquisition

50.
We note your disclosures stating that "...the owners of the Company contributed approximately $49,600,000 in exchange for assets and certain assumed liabilities have a net fair value of $12,648,786."  We also note your disclosures stating that "...the net fair value of the assets and liabilities was not determined based on the $49,600,000 purchase price but is instead based on an independent valuation of the business as a whole."  Please address the following points:

•
As you regard this transaction as a business purchase, explain how your conclusion that the $49.6 million purchase price does not represent the cost of the acquired entity complies with paragraph 20 of SFAS 141.

•	Identify the owners who "contributed" the $49.6 million of cash.

•	Tell us where the $49.6 million contribution is reflected in your Statement of Cash Flow for the year ended December 31, 2008.

•	Disclose the methods used to in determining the estimated $12.6 million fair value of the assets acquired and liabilities assumed.

ANSWER:

Prior to January 17, 2008, The Tyree Organization, Ltd. and Affiliates, which were “Predecessor Companies” of Tyree Holdings Corp. and Subsidiaries, were indebted to several related lenders (“Capstone Capital Group I, LLC and Capstone Business Credit, LLC).  The Predecessor Companies debt was collateralized by substantially all of their assets.  Due to the Predecessor Companies failure to make their required repayments, the lenders took over the business.

Tyree Holdings Corp. and Subsidiaries were formed for the purpose of continuing to operate the Predecessor Companies businesses with the assets acquired from the foreclosure.  Tyree Holdings Corp. and Subsidiaries enterprise value was determined to be approximately $12.6 million by independent valuation experts.  Thus, the $12.6 million enterprise value represents the value the assets contributed to Tyree Holdings Corp. and Subsidiaries business and therefore constitutes the value of the equity.

The Predecessor Companies’ obligations to the lenders were approximately $49.6 million.  The lenders to Capstone Capital Group I, LLC and Capstone Business Credit, LLC ((Capstone Cayman Special Purpose Fund, LP (the owner of Hammond Investments, Ltd.) and Capstone Special Purpose Fund, LP) formed Tyree Holdings Corp. and Subsidiaries and became the owners through the incorporation of Tyree Holdings Corp. and Subsidiaries (“Tyree Holdings”).  Tyree Holdings did not contribute cash, as part of this transaction.  Their contribution was the net assets received from the Predecessor Companies in settlement of debts owed such lenders/owners and the recorded equity of Tyree Holdings Corp. and Subsidiaries reflects the fair value of the amounts received on the settlement of debt and includes the losses that the lenders incurred on settlement.  In these circumstances, the fair value of the net assets as determined by an independent valuation expert is considered to be more reliable than the amount of debt settled by a foreclosure.  The $49.6 million of debt was not marketable and, therefore, the business combination has been recorded using the best available measure of cost.  The transaction is thus considered to be properly accounted for in accordance with paragraph 20 of SFAS 141.

Form 8-K filed October 19, 2010

Acquisition of Tyree Holdings Corp.

Financial Statements

Note 7 - Revolving Loan Agreement and Subordinated Debt - Related Parties

51.
We note your disclosures indicating that you converted all of your related party senior subordinated notes and related unpaid accrued interest into equity of the company on December 31, 2008.  However, your Statement of Stockholders’ Equity indicates that you did not issue any shares associated with this "conversion."  Please identify the related party lenders and quantify their equity ownership in the company prior to the "conversion."

ANSWER:

No new shares were issued as a result of the conversion.  The share issuance had been agreed upon by the parties in advance of the conversion of the debt.  The formula for the conversion  was the same formula that was used in determining the payment in kind made to the creditors and limited partners of the Funds.

The related party lender was Capstone Capital Group I, LLC and the amount converted to equity was $746,156.

Form 8-K filed October 19, 2010

Acquisition of Tyree Holdings Corp.

Financial Statements

Note 9 - Stockholders' Equity

52.
We note your disclosures indicating that the company issued 8,080 and 4,040 shares of cumulative convertible preferred stock Series A and B upon the acquisition date of January 17, 2008.  Please expand your disclosures to identify the parties that received the shares, and describe the terms of the conversion features and voting rights associated with the preferred stock.

ANSWER:

An amended Form 8-K will be filed to include the following disclosures:

These Series A and Series B preferred stock issuances were made to Tyree Investment Company, Ltd., representing the lenders to Capstone Business Credit, LLC (CBC) and Capstone Capital Group I, LLC. (CCGI).  CBC and CCGI were the lenders to the Predecessor Companies.

•
The Series A preferred stock is senior to all other forms of capital stock and is convertible into common stock at the option of the holder at any time.  Each share of the Series A preferred stock is convertible into common shares initially at a rate of 10 shares of common stock for each share of Series A preferred stock.  The conversion rate has anti-dilutive provisions that proportionately increase the number of common shares to be received on conversion as new issues of common stock occur.  Each share of Series A preferred stock has the voting rights of that number of common shares into which it is convertible.

•
The Series B preferred stock is junior to the Series A preferred stock but senior to all other forms of capital stock.  Dividends accrue at a rate of 16% of their original purchase price per year.  The Series B preferred stock has no voting rights, but has protective anti-dilution provisions.  The Series B shares had redemption features based on collections of receivables and the sale of inventory of the Predecessor Companies existing at the date of the acquisition of their assets and assumption of their liabilities.  The Series B were converted into Series A preferred shares based on a formula dependent upon the outstanding balance of the accounts receivable and inventory after the closing of the acquisition of the assets and the assumption of liabilities. Once determined the shares were converted based on the formula.

Form 8-K filed October 19, 2010

Acquisition of Tyree Holdings Corp.

Financial Statements

Note 9 - Stockholders' Equity

53.
We note your disclosures indicating that on October 31, 2008, all of your Series B Convertible Preferred Stock was converted into 850 shares of Series A Preferred Convertible Stock, and that 8,502 shares of common stock were surrendered and cancelled pursuant to a Stockholders' Agreement dated January 17, 2008.  Please address the following points:

•
Tell us whether the Series B preferred stock was converted based on the original terms of the instrument or describe the modifications made to the conversion terms as part of the Stockholders' Agreement.

•	Expand your disclosures to describe the reasons for the cancellation of common stock and the amount of any consideration conveyed to the common shareholders in surrendering their shares.

ANSWER:

These Series A and Series B preferred stock issuances were made to Tyree Investment Company, Ltd., representing the lenders to Capstone Business Credit, LLC (CBC) and Capstone Capital Group I, LLC. (CCGI).  CBC and CCGI were the lenders to the Predecessor Companies.

•	The Series B preferred stock was converted based on its original terms.

•
Concurrent with the acquisition of the Predecessor Companies, Series B preferred stock was issued to Tyree Investment Company, Ltd. and common stock was issued to a corporation representing the owners of the Predecessor Companies (“ST&WT”).  By agreement, such common stock was restricted as to the transfer of shares and ST&WT agreed to surrender some of the common stock issued to it at the time all outstanding shares of Series B preferred stock were converted into Series A preferred stock.  The agreement specified that the number of common shares surrendered was to be equal to the number of shares of common stock into which the shares Series A preferred issued upon conversion of the Series B preferred shares could be converted.  The agreement did not require that anything be paid to the common shareholders upon surrendering their shares.

Form 8-K filed October 19, 2010

Acquisition of Tyree Holdings Corp.

Financial Statements

Note 9 - Employee Benefits. page 22

54.
We your disclosures indicating that the company participates in several multi-employer pension plans.  Please disclose whether these pension plans are defined benefit plans, identify the amounts you have included as liabilities for the funded status of your pension obligations under these plans, and include the disclosures required by FASB ASC Topic 715.

ANSWER:

The Company has complied with the disclosure requirements of FASB ASC Topic 715.  These multi-employer pension plans are union plans that the Company contributes to under collective bargaining agreements.  They are not controlled or administered by the Company and the Company has no obligation under them other than to make its agreed upon contributions.  Under ASC 715-80-50-1:

“An employer shall disclose the amount of contributions to multiemployer plans for each annual period for which a statement of income is presented.  An employer may disclose total contributions to multiemployer plans without disaggregating the amounts attributable to pension plans and other postretirement benefit plans.  The disclosures shall include a description of the nature and effect of any changes affecting comparability, such as a change in the rate of employer contributions, a business combination, or a divestiture.”

There have been no changes affecting comparability.  In addition, the conditions of ASC 715-80-50-2 which would require the application of Topic 450 are not present.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You are hereby authorized to forward a copy of your response directly to Company’s counsel, Steven L. Siskind, 1103 Stewart Avenue, Suite 200, Garden City, New York 10022, Tel. (516) 222-1100, Fax (516) 222-1106.

Very truly yours,
Amincor, Inc.

By: /s/ John R. Rice, III
John R. Rice, III, President